Exhibit 99.4

XCHG LIMITED
19121 MARKETPLACE AVENUE
BUILDING 2-SUITE 2-145
KYLE, TX 78640, UNITED STATES

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T05279-TBD

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

XCHG LIMITED

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. As an ordinary resolution, to approve:			
(i) the increase of the authorized share capital of the Company from US$50,000.00 divided into 5,000,000,000 ordinary shares of USD0.00001 each, comprising (a) 4,258,745,553 Class A Ordinary Shares of par value of US$0.00001 each, and (b) 741,254,447 Class B Ordinary Shares of par value of US$0.00001 each, to US$1,000,000 divided into 100,000,000,000 ordinary shares of par value of US$0.00001 each, comprising (a) 99,258,745,553 Class A Ordinary Shares of par value of US$0.00001 each, and (b) 741,254,447 Class B Ordinary Shares of par value of US$0.00001 each, by the creation of additional 95,000,000,000 Class A Ordinary Shares (the "Increase of Authorized Share Capital Proposal"); and	☐	☐	☐
(ii) the Registered Office Provider be and is hereby authorized and instructed to make all necessary filings with the Registrar of Companies in the Cayman Islands in respect of the Increase of Authorized Share Capital.	☐	☐	☐
2. As a special resolution, to approve:			
(i) the amendment and restatement of the third memorandum and articles of association of the Company currently in effect (the "Current M&A") by the deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association of the Company (the "Amended and Restated Memorandum and Articles") (the "Amended M&A Proposal").	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:
The Proxy Statement and 6-K are available at www.proxyvote.com.

T05280-TBD

XCHG LIMITED
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
DECEMBER 4, 2026 9:00 A.M., CENTRAL STANDARD TIME
(DECEMBER 4, 2026 10:00 A.M., EASTERN STANDARD TIME)
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) Mr. Yifei Hou, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Class A Ordinary Shares and Class B Ordinary Shares of XCHG LIMITED that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 9:00 A.M., Central Standard Time, on December 4, 2026 (10:00 A.M., Eastern Standard Time, on December 4, 2026), at 19121 Marketplace Avenue, Building 2-Suite 2-145, Kyle, TX 78640, United States, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on the reverse side